UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 10)*

SunOpta Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

8676EP108

(CUSIP Number)

Todd E. Molz

Managing Director, General Counsel and Chief Administrative Officer

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

Timothy Cruickshank, P.C.

Wayne E. Williams

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8676EP108	13D	Page 2 of 14 Pages

1.	Names of Reporting Persons Oaktree Organics, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 19,767,135
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 19,767,135
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,767,135
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.77%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 8676EP108	13D	Page 3 of 14 Pages

1.	Names of Reporting Persons Oaktree Huntington Investment Fund II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,891,444
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,891,444
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,891,444
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.36%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 8676EP108	13D	Page 4 of 14 Pages

1.	Names of Reporting Persons Oaktree Huntington Investment Fund II GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,891,444(1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 3,891,444(1)
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,891,444(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.36%
14.	Type of Reporting Person (See Instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Huntington Investment Fund II, L.P.

CUSIP No. 8676EP108	13D	Page 5 of 14 Pages

1.	Names of Reporting Persons Oaktree Fund GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 23,658,579(1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 23,658,579(1)
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,658,579(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%
14.	Type of Reporting Person (See Instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Huntington Investment Fund II GP, L.P. and Oaktree Organics, L.P.

CUSIP No. 8676EP108	13D	Page 6 of 14 Pages

1.	Names of Reporting Persons Oaktree Fund GP I, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 23,658,579(1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 23,658,579(1)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,658,579(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%
14.	Type of Reporting Person (See Instructions) PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 8676EP108	13D	Page 7 of 14 Pages

1.	Names of Reporting Persons Oaktree Capital I, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 23,658,579(1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 23,658,579(1)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,658,579(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 19.99%
14.	Type of Reporting Person (See Instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 8676EP108	13D	Page 8 of 14 Pages

1.	Names of Reporting Persons OCM Holdings I, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 23,658,579(1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 23,658,579(1)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,658,579(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%
14.	Type of Reporting Person (See Instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 8676EP108	13D	Page 9 of 14 Pages

1.	Names of Reporting Persons Oaktree Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 23,658,579(1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 23,658,579(1)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,658,579(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%
14.	Type of Reporting Person (See Instructions) OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 8676EP108	13D	Page 10 of 14 Pages

1.	Names of Reporting Persons Oaktree Capital Group, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 23,658,579(1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 23,658,579(1)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,658,579(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%
14.	Type of Reporting Person (See Instructions) OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 8676EP108	13D	Page 11 of 14 Pages

1.	Names of Reporting Persons Oaktree Capital Group Holdings GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 23,658,579(1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 23,658,579(1)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,658,579(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%
14.	Type of Reporting Person (See Instructions) OO

(1)	Solely in its capacity as the indirect owner of the common shares of Oaktree Capital Group, LLC.

CUSIP No. 8676EP108	13D	Page 12 of 14 Pages

1.	Names of Reporting Persons Brookfield Corporation
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 23,658,579(1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 23,658,579(1)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,658,579(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%
14.	Type of Reporting Person (See Instructions) HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

CUSIP No. 8676EP108	13D	Page 13 of 14 Pages

1.	Names of Reporting Persons BAM Partners Trust
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 23,658,579(1)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 23,658,579(1)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,658,579(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%
14.	Type of Reporting Person (See Instructions) HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation (f/k/a Brookfield Asset Management Inc).

CUSIP No. 8676EP108	13D	Page 14 of 14 Pages

Amendment No. 10 to Schedule 13D

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on October 17, 2016, as amended by Amendment No. 1 through Amendment No. 9 (as so amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 2. Identity and Background

Items 2(a) – (c) and (f) of the Schedule 13D are hereby amended and supplemented by the following:

With effect from December 9, 2022, Brookfield Asset Management Inc., an Ontario corporation, changed its name to Brookfield Corporation.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5 of the Schedule 13D is amended as follows:

(a)– (c) The information relating to the beneficial ownership of the common stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such beneficial ownership information is based on 115,419,623 shares of Common Stock outstanding as of May 5, 2023 as reported in the Issuer’s Form 10-Q, filed with the SEC on May 10, 2023 (the “10-Q”) and, except as otherwise noted, assumes the exchange of Series B-1 Preferred Stock beneficially owned by each Reporting Person, as applicable, into Common Shares (subject in all cases to the Series B-1 Exchange Caps to which the Oaktree Funds are subject, and described more fully in Item 5 of Amendment 6 to this Schedule 13D).

Subject to the Series B-1 Exchange Caps, the shares of Series B-1 Preferred Stock held by Organics and OHIF II LP are currently exchangeable into an aggregate of 2,451,242 and 481,211, respectively, of Common Shares. In absence of the Series B-1 Exchange Caps, and assuming the exchange of all of the shares of Series B-1 Preferred Stock owned or controlled by the Oaktree Funds for Common Shares (but not the exchange of Series B-1 Preferred Stock owned or controlled by Engaged, if any), the Oaktree Funds would collectively own approximately 22.1% of the then-outstanding Common Shares, including 17,315,893 and 3,410,233 Common Shares currently held by Organics and OHIF II LP, respectively.

This Amendment No. 10 is being filed to reflect a change in the percentage previously reported, based on the outstanding number of Common Shares reported by the Issuer in the 10-Q.

The Reporting Person has no other material changes to the information previously reported or transactions within the prior 60 days to disclose. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the Common Shares referred to herein for purposes of the Act, or for any other purpose.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated May 17, 2023, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2023

OAKTREE ORGANICS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Ting He
Name: Ting He
Title: Authorized Signatory

By:	/s/ Brian Price
Name: Brian Price
Title: Authorized Signatory

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P.

By:	Oaktree Huntington Investment Fund II GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP, I, L.P.
Its:	Managing Member

By:	/s/ Ting He
Name: Ting He
Title: Authorized Signatory

By:	/s/ Brian Price
Name: Brian Price
Title: Authorized Signatory

OAKTREE HUNTINGTON INVESTMENT FUND II GP, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Ting He
Name: Ting He
Title: Authorized Signatory

By:	/s/ Brian Price
Name: Brian Price
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Ting He
Name: Ting He
Title: Authorized Signatory

By:	/s/ Brian Price
Name: Brian Price
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

By:	/s/ Brian Price
Name:	Brian Price
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Ting He
Name:	Ting He
Title:	Senior Vice President

By:	/s/ Brian Price
Name:	Brian Price
Title:	Managing Director

OCM HOLDINGS I, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Senior Vice President

By:	/s/ Brian Price
Name:	Brian Price
Title:	Managing Director

OAKTREE HOLDINGS, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Senior Vice President

By:	/s/ Brian Price
Name:	Brian Price
Title:	Managing Director

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Senior Vice President

By:	/s/ Brian Price
Name:	Brian Price
Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Senior Vice President

By:	/s/ Brian Price
Name:	Brian Price
Title:	Managing Director

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary